Exhibit 21.1

Subsidiaries of CCUR Holdings, Inc.

Each of the below listed subsidiaries is 100% directly or indirectly owned by CCUR Holdings, Inc., except for LM Capital Solutions, LLC, which is 80% owned by CCUR Holdings, Inc. All of the below listed subsidiaries are included in the consolidated financial statements of CCUR Holdings, Inc.

NAME OF SUBSIDIARY	D/B/A NAME	STATE OR OTHER JURISDICTION OF INCORPORATION/ORGANIZATION

Concurrent Computer Corporation Pty. Ltd.	Concurrent Computer Corporation Pty. Ltd.	Australia
Concurrent Computer GmbH	Concurrent Computer GmbH	Germany
Concurrent UK Limited	Concurrent UK Limited	United Kingdom
Recur Holdings LLC	Recur Holdings LLC	Delaware
347 Jetton LLC	347 Jetton LLC	North Carolina
LM Capital Solutions, LLC	LuxeMark Capital	New York